# SEC Schedule 13D/A (Amendment No. 27) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1400 Smith Street, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 10/06/2026
Filed by CIK 0001702361
Persons authorized to receive notices and communications: Mary A. Francis, c/o Chevron Corporation, 5001 Executive Parkway, Suite 200, San Ramon, California (CA), 94583, (925) 842-1000

## Reporting persons
- Hess Investments North Dakota LLC (CIK 0001702361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 78,276,485; sole dispositive power 0; shared dispositive power 78,276,485; aggregate amount beneficially owned 78,276,485 (38% of the class)
  Comment: Delaware limited liability company
- Hess Corporation (CIK 0000004447): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 78,276,485; sole dispositive power 0; shared dispositive power 78,276,485; aggregate amount beneficially owned 78,276,485 (38% of the class)
- Chevron Corporation (CIK 0000093410): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 78,276,485; sole dispositive power 0; shared dispositive power 78,276,485; aggregate amount beneficially owned 78,276,485 (38% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1400 Smith Street, Houston, Texas (TX), 77002
Comment: This Amendment No. 27 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the "Statement"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Purchase and Sale Agreement

On October 6, 2026, the Issuer and HESM OpCo (collectively, the "Partnership Parties"), entered into a Purchase and Sale Agreement (the "Purchase Agreement") with Noble Energy, Inc. ("NEI"), CMH NewCo LLC ("CMH NewCo"), and HINDL (together with NEI and CMH NewCo, the "Seller Parties"). Each of the Seller Parties is an indirect, wholly owned subsidiary of Chevron. Pursuant to the Purchase Agreement, and subject to the terms and conditions set forth therein, at the closing of the transactions contemplated thereby (the "Closing"): (i) HINDL will sell to the Issuer 449,000 Class A Shares and 77,827,485 Class B units representing limited partner interests in HESM OpCo ("Class B Units," and such Class A Shares and Class B Units, collectively, the "HINDL Interests"); (ii) HINDL will transfer to the Issuer 77,827,485 Class B shares representing limited partner interests in the Issuer; (iii) CMH NewCo will sell to HESM OpCo all of the membership interests (the "Membership Interest") in Chevron Midstream Holdings LLC ("CMH"), that, following certain pre-closing restructuring transactions contemplated by the Purchase Agreement, will directly or indirectly own Chevron's crude oil and natural gas gathering and processing and storage assets in the Denver Julesburg Basin (the "DJ Basin Assets"); and (iv) HINDL will sell to the Issuer all of the issued and outstanding limited liability company interests in Hess Infrastructure Partners GP LLC ("HIP GP" and such interests, the "HIP GP Interest"), which owns, directly or indirectly, 100% of the equity interests in each of Hess Midstream GP LP, the general partner of the Issuer (the "General Partner"), and Hess Midstream GP LLC, the general partner of the General Partner ("GP LLC") (collectively, the "Transaction"). As a result of the Transaction, Chevron will contribute 100% of its consolidated ownership interests in the Issuer, and the number of the Issuer's outstanding shares is expected to decrease by nearly 40% upon the Closing.

In consideration for the sale of the HIP GP Interest, the Membership Interest and the HINDL Interests, the Partnership Parties will (i) pay the Seller Parties an amount in cash equal to (A) $200 million (the "HIP GP Interest Consideration") plus (B) the closing working capital of CMH, which will be paid at Closing based on an estimate and is subject to a post-closing adjustment, and (ii) grant the Seller Parties an irrevocable right to enter into, amend or amend and restate, as applicable, the Bakken Commercial Agreements, as defined below (the "Commercial Contract Right" and, together with the HIP GP Interest Consideration, the "HESM Consideration"). The Transaction is expected to close by year-end 2026, subject to the satisfaction of customary closing conditions described below.

The obligation of the Issuer to consummate the Transaction is subject to certain conditions, including, among others, (i) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") having expired, notice of early termination under the HSR Act having been received or a consent order being issued by a governmental authority to consummate the Transaction; (ii) the absence of any law, order or injunction prohibiting the consummation of the Transaction; (iii) delivery of certificates and certain transaction agreements (as described further below); and (iv) the absence of a material adverse effect (as defined in the Purchase Agreement) with respect to the business, operations and condition of the DJ Basin Assets.

The Purchase Agreement generally contains customary representations and warranties of the Partnership Parties and the Seller Parties and customary covenants, including covenants with respect to regulatory filings and efforts to consummate the Transaction. The Purchase Agreement also contains certain covenants with respect to the operation of the DJ Basin Assets between the signing of the Purchase Agreement and Closing, which require the Seller Parties to operate the DJ Basin Assets in the ordinary course of business consistent with past practice and refrain from taking certain specified actions.

The Seller Parties, on the one hand, and the Partnership Parties, on the other, have agreed to indemnify each other and their respective affiliates, officers, directors and other representatives against certain losses resulting from, among other things, any breach of their representations, warranties or covenants contained in the Purchase Agreement, subject to certain limitations and survival periods.

The Purchase Agreement may be terminated by either the Partnership Parties or the Seller Parties, as applicable, (i) upon mutual written consent, (ii) if the Closing has not occurred by October 6, 2027, subject to an automatic six-month extension if certain regulatory approvals have not been obtained, (iii) for breaches of representations and warranties or covenants that remain uncured, or (iv) if a governmental body has issued an order prohibiting or restraining the Transaction that has not been removed prior to the termination date.

The parties have agreed to enter into certain ancillary transaction agreements (the "Transaction Agreements") at Closing, including, among others, (i) a crude oil gathering and terminal services agreement, a gas gathering and processing agreement and amended and restated water services agreements (the "Bakken Commercial Agreements"), (ii) a transition services agreement under which Chevron will provide certain transition services to the Partnership Parties (the "TSA") and (iii) an amended and restated secondment and employee transition agreement (the "A&R Secondment Agreement"). At Closing, the parties will terminate the Issuer's current amended and restated omnibus agreement with Chevron, and the parties have agreed to use commercially reasonable efforts to obtain a license granting the Issuer and its affiliates the continued right to use the "Hess" name and related trademarks for a transitional term of nine months following the Closing.

The above description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and restated as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.

The information on the cover pages sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, based on 128,350,881 Class A Shares outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

HINDL is the record holder of (i) 449,000 Class A Shares and (ii) 77,827,485 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

HINDL is a direct, wholly owned subsidiary of Hess. Hess is a direct, wholly owned subsidiary of Chevron. As a result, Chevron and Hess may be deemed to share beneficial ownership of the securities held of record by HINDL.
Transactions in the class effected during the past sixty days: On October 7, 2026, John B. Hess, a director of Chevron and a Listed Person, purchased 457,596 Class A Shares at a price of $33.0612 per share. Except as described herein, none of the Reporting Persons nor Listed Persons has effected any transactions in the Class A Shares or Opco Class B Units in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Listed Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 27: Purchase and Sale Agreement, dated as of October 6, 2026, by and among Noble Energy, Inc., CMH NewCo LLC, Hess Investments North Dakota LLC, Hess Midstream Operations LP and Hess Midstream LP (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on October 8, 2026).

## Signatures
- Hess Investments North Dakota LLC: /s/ Kari H. Endries, Kari H. Endries, Assistant Secretary (10/08/2026)
- Hess Corporation: /s/ Kari H. Endries, Kari H. Endries, Vice President and Assistant Secretary (10/08/2026)
- Chevron Corporation: /s/ Jessica G. Cauley, Jessica G. Cauley, Assistant Secretary (10/08/2026)